SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,         July                                       2006
                          ----------------------------------        ------------
Commission File Number    000-23464
                          ----------------------------------        ------------

                                Hummingbird Ltd.
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                 (Translation of registrant's name into English)

                1 Sparks Avenue, Toronto, Ontario, Canada M2H 2W1
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

         Form 20-F                       Form 40-F  X
                   ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                             No   X
             ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________

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                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


Document

     1 News Release dated July 25, 2006 ("HUMMINGBIRD RECOMMENDS SHAREHOLDERS NOT TENDER TO OPEN TEXT'S UNSOLICITED OFFER OF $27.75 PER SHARE AT THIS TIME")


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                                                                      DOCUMENT 1


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[HUMMINGBIRD GRAPHIC OMITTED]


          HUMMINGBIRD RECOMMENDS SHAREHOLDERS NOT TENDER TO OPEN TEXT'S
               UNSOLICITED OFFER OF $27.75 PER SHARE AT THIS TIME
  Board's Reasons Include Ongoing Negotiations with Open Text for a Transaction at $27.85 per share

Toronto - July 25, 2006 - The Board of Directors of Hummingbird Ltd. (NASDAQ:
HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today recommended that shareholders reject the unsolicited offer from a wholly-owned subsidiary of Open Text Corporation, and not tender their shares into the offer at this time.

The Board's recommendation refers only to the unsolicited all-cash offer commenced by Open Text on July 10, 2006, pursuant to which Open Text would acquire all of Hummingbird's outstanding common shares at a price of US$27.75 per share.

Among the reasons for the Board's recommendation is the fact that Hummingbird is currently negotiating a potential transaction with Open Text pursuant to which Open Text would acquire Hummingbird at a price higher than US$27.75 per share in a transaction with fewer conditions.

As announced on July 21, 2006, Hummingbird has commenced negotiations with Open Text Corporation regarding the terms upon which Hummingbird's Board of Directors would support a transaction involving the acquisition by Open Text of all of the outstanding shares of Hummingbird at a price in cash of US$27.85 per share. To facilitate these negotiations, Hummingbird has executed a non-disclosure agreement with Open Text and has agreed to provide Open Text with appropriate access to non-public information regarding Hummingbird.

The non-disclosure agreement contains standstill provisions that prevent Open Text from acquiring Hummingbird at a price of less than US$27.85 per share in cash prior to October 31, 2006 without the approval of Hummingbird's Board, subject to certain exceptions. The agreement also provides that both companies will make a good faith effort to settle a definitive agreement relating to a transaction by July 30, 2006. There can be no assurance that this process will ultimately result in an agreement between Hummingbird and Open Text on the terms indicated or at all.

The Board's recommendation is contained in a Directors' Circular and a related Solicitation/Recommendation Statement on Schedule 14D-9F filed today with Canadian and US securities regulators. Shareholders are urged to read the Directors' Circular and Solicitation/Recommendation Statement on Schedule 14D-9F and any amendments thereto when they become available because they contain important information. Investors can obtain a free copy of the Directors' Circular and Solicitation/Recommendation Statement on Schedule 14D-9F and any amendments when they become available and all other filings made by Hummingbird at www.sedar.com and www.sec.gov. In addition, these materials may be obtained free from Hummingbird by directing a request to Hummingbird, 1 Sparks Avenue, Toronto, Ontario M2H 2W1, 1.877.FLY.HUMM, Attention: Investor Relations.

Given the uncertain status of a potential transaction with Open Text and other factors described in the Directors' Circular, at this time the Board also continues to recommend that shareholders vote in favour of the Symphony Arrangement. Hummingbird's Board intends to revisit its recommendations with respect to the Offer and the Symphony Arrangement from time to time as appropriate in light of Hummingbird's ongoing negotiations with Open Text.

As previously announced, a special meeting of Hummingbird's shareholders to consider the Symphony plan of arrangement has been adjourned and is scheduled to reconvene on August 18, 2006. Shareholders do not need to take any action on the Symphony transaction at this time.

About Hummingbird

Hummingbird Ltd. is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100 companies. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

Hummingbird Contacts

Inder Duggal                                        Dan Coombes
Chief Financial Officer                             Director, Investor Relations
Hummingbird Ltd.                                    Hummingbird Ltd.
Tel: 416 496-2200 ext. 2205                         Tel: 416 496-2200 ext. 6359
inder.duggal@hummingbird.com                        dan.coombes@hummingbird.com

Michele Stevenson                                   Josh Pekarsky
Senior Manager, Corporate Communications            Longview Communications
Hummingbird Ltd.                                    (604) 694-6030
Tel: 416 496-2200 ext. 2263
michele.stevenson@hummingbird.com

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      HUMMINGBIRD LTD.
                                           -------------------------------------
                                                        (Registrant)

Date:    July 26, 2006                     By: /S/ INDER DUGGAL
         -------------------------             ---------------------------------
                                               Name:  Inder P.S. Duggal
                                               Title: Chief Financial Officer,
                                                      Secretary and Treasurer